SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

TAT TECHNOLOGIES LTD.
(Name of Registrant)

  Giborei Israel 7, Netanya 4250407, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated October 18, 2022 re TAT Technologies Ltd. announces the signing of a contract expansion with Collins Aerospace.

ITEM 1

Press Release

TAT Technologies announces the signing of a contract
expansion with Collins Aerospace

The contract will include Maintenance Repair and Overhaul
services (MRO) for Boeing 777 thermal components.

The additional annual revenue from the contract expansion is estimated at $6 million per year.

Netanya, Israel, October 18, 2022 – TAT Technologies Ltd. (TASE: TAT Tech, NASDAQ: TATT), a leading supplier of products and services for the commercial and military aviation industries and the ground defense industries, announces a significant contract expansion with Collins Aerospace.

Limco Airepair (Limco), a wholly owned subsidiary of TAT located in Tulsa, Oklahoma, which specializes in Maintenance Repair and Overhaul (MRO) services for heat transfer components and OEM production of heat transfer solutions, today reports the signing of a significant contract expansion with Collins Aerospace, for the provision of MRO services for Boeing 777 thermal components.

This is an expansion of an existing successful partnership for over 20 years between the companies, where Limco Airepair is providing MRO services to Collins’ customers in North America.

The contract will expand the scope of services to be provided to Collins’ customers worldwide. The contract expansion represents potential additional revenues of $6 million per year.

Igal Zamir, CEO of TAT: “Our long term strategy of partnering with large global aerospace providers proves itself once again. We are proud to be part of Collins’ preferred suppliers for MRO activity. This new contract will leverage our relationship to a higher stage and is a perfect match to our strategic investments in Limco, building it as the largest independent Aerospace Thermal Components OEM & MRO service provider in the world. The contract will start to yield revenues this year.”

Located in Tulsa, Oklahoma, Limco is a FAA-certified repair station provides MRO services for airlines, air cargo carriers, maintenance service centers and the military, especially for heat transfer components. In addition to its MRO services, Limco is an OEM of heat transfer solutions for aircraft and system manufacturers and other selected related products. During 2021 TAT started a strategic transaction to combine all of TAT’s heat transfer solutions, both MRO and OEM, to one place in Tulsa Oklahoma. As part of it, TAT intends to establish its global R&D center in the US. This will enable Limco to provide end-to-end solution to aircraft and system manufacturers from design to OEM production and MRO aftermarket services.  Limco has received several incentives from the state of Oklahoma to support its entire investments, capability ramp up and rapid increase in manpower to support its rapidly growing activity.

Limco’s assessment of the contract expansion may include predictions, estimates or other information that might be considered forward-looking. While these forward-looking statements represent our current judgment on the future environment, they are subject to risks and uncertainties that could cause actual results to differ materially. You are cautioned not to place undue reliance on these forward-looking statements, which reflect our opinions only as of the date of this release.

About TAT Technologies LTD

TAT Technologies Ltd. is a leading provider of services and products to the commercial and military aerospace and ground defense industries. TAT operates under four segments: (i) Original equipment manufacturing (“OEM”) of heat transfer solutions and aviation accessories through its Gedera facility; (ii) MRO services for heat transfer components and OEM of heat transfer solutions through its Limco subsidiary; (iii) MRO services for aviation components through its Piedmont subsidiary; and (iv) Overhaul and coating of jet engine components through its Turbochrome subsidiary. TAT controlling shareholders is the FIMI Private Equity Fund.

TAT’s activities in the area of OEM of heat transfer solutions and aviation accessories primarily include the design, development and manufacture of (i) broad range of heat transfer solutions, such as pre-coolers heat exchangers and oil/fuel hydraulic heat exchangers, used in mechanical and electronic systems on board commercial, military and business aircraft; (ii) environmental control and power electronics cooling systems installed on board aircraft in and ground applications; and (iii) a variety of other mechanical aircraft accessories and systems such as pumps, valves, and turbine power units.

TAT’s activities in the area of MRO Services for heat transfer components and OEM of heat transfer solutions primarily include the MRO of heat transfer components and to a lesser extent, the manufacturing of certain heat transfer solutions. TAT’s Limco subsidiary operates an FAA-certified repair station, which provides heat transfer MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of MRO services for aviation components include the MRO of APUs, landing gears and other aircraft components. TAT’s Piedmont subsidiary operates an FAA-certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of overhaul and coating of jet engine components includes the overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps.

For more information of TAT Technologies Ltd., please visit our web-site:
www.tat-technologies.com

Contact:
Mr. Ehud Ben-Yair
Chief Financial Officer
Tel: 972-8-862-8503
ehudb@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, the change of control that will occur on the sale by the receiver of the Company’s shares held by our previously controlling stockholders, and other risks detailed from time to time in the Company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD.
(Registrant)

By:	/s/ Ehud Ben-Yair
Ehud Ben-Yair
Chief Financial Officer

Date: October 18, 2022